FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: Offering Statement**

☐ **Form C-U: Progress Update:**

☐ **Form C/A: Amendment to Offering Statement:**

    ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**

☑ **Form C-AR: Annual Report**

☐ **Form C-AR/A: Amendment to Annual Report**

☐ **Form C-TR: Termination of Reporting**

1. Name of issuer:	American Stories Entertainment, Inc.
Legal status of issuer	
Form:	C-Corp
Jurisdiction of Incorporation/Organization:	Florida
Date of organization:	12/30/2020
Physical address of issuer:	1449 Wetherington Way, Palm Harbor, FL 34683
Website of issuer:	http://www.americanstoriesentertainment.com/
Name of intermediary through which the offering will be conducted:	TRUCROWD
CIK number of intermediary:	1667145
SEC file number of intermediary:	007-00015
CRD number, if applicable, of intermediary:	283 063

Current Number of Employees: 6

Total Assets:	Most recent fiscal year-end:	$923,470.65	Prior fiscal year-end:	$0.00
Cash & Cash Equivalents:	Most recent fiscal year-end:	$47,552.11	Prior fiscal year-end:	$0.00
Accounts Receivable:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Short-term Debt:	Most recent fiscal year-end:	$209,500	Prior fiscal year-end:	$0.00
Long-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Revenues/Sales	Most recent fiscal year-end:	$201,484.89	Prior fiscal year-end:	$0.00
Cost of Goods Sold:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Taxes Paid:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Net Income:	Most recent fiscal year-end:	$38,160.04	Prior fiscal year-end:	-$1,000

GENERAL INSTRUCTIONS

    I.   **Eligibility Requirements for Use of Form C**

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section

4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II.   Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

III.   Information to be Included in the Form

Item 1.   Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2.   Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3.   Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer;

See page 1

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Robert Cefail	Anthony M. McKnight	Linda Batdorf
Dates of Board Service:	12/16/2020 - Present	03/22/2022 - Present	12/16/2020 - Present
Principal Occupation:	President	President	VP Admin
Employer:	Quadrant Sales & Marketing, Inc	Big Daddy Guns, Inc.	Quadrant Sales & Marketing, Inc.
Dates of Service:	2003 - Present	2016 to present	2003 - Present
Employer's principal business:	Marketing & PR Services	Online Marketplace	Marketing & PR Services
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:			
Position:	President	---	Treasurer
Dates of Service:	12/16/2020 - Present	---	12/16/2020 - Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer:	Digital Frontier Marketing	Big Daddy Guns, Inc.	Digital Frontier Marketing
Employer's principal business:	Digital Asset Marketing Firm	Online Marketplace	Digital Asset Marketing Firm
Title:	CEO	President	CFO
Dates of Service:	09/19/2017 to Present	2016 to present	09/19/2017 to Present
Responsibilities:	Managment	Management	Finance
Employer:	Quadrant Sales & Marketing, Inc		Quadrant Sales & Marketing, Inc
Employer's principal business:	Celebrity Endorsement Firm		Celebrity based PR Firm
Title:	President		VP Admin
Dates of Service:	2003 - Present		2003 - Present
Responsibilities:	Managment		Admin and Finance

Officers (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Robert Cefail	Linda Batdorf
Title:	CEO	Treasurer
Dates of Service:	12/16/2020 - Present	12/16/2020 - Present
Responsibilities:	Management	Finance
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:		
Position:	No prior positions	No prior positions
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:		
Employer:	Digital Frontier Marketing	Digital Frontier Marketing
Employer's principal business:	Digital Asset Marketing Firm	Marketing
Title:	CEO	Digital Asset Marketing Firm
Dates of Service:	09/19/2017 to Present	9/23/2017 - Present
Responsibilities:	Managment	Finance
Employer:	Quadrant Sales & Marketing	Quadrant Sales & Marketing
Employer's principal business:	Celebrity Endorsement Firm	Celebrity Endorsement Firm
Title:	President	Treasurer
Dates of Service:	2003 - Present	2003 - Present
Responsibilities:	Managment	Finance

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Quadrant Sales and Marketing	1,000 CLASS B Voting Shares	50%
Big Daddy Unlimited	1,000 CLASS B Voting Shares	50%

(d) A description of the business of the issuer and the anticipated business plan of the issuer;

What is American Stories Entertainment All About

American Stories Entertainment, Inc. (ASE) has a simple mission--provide creative, uplifting content that improves the lives of our viewers. The company does this through telling the unique stories of real people. The subject matter of ASE programming covers a broad range of lifestyles including hunting, fishing, sports, small business and survival strategies. ASE films its shows primarily in small and medium size towns--locations not generally portrayed in traditional Media.

ASE's Secret Sauce

ASE will create and control its own content. The company is building and employing an ever growing series of distribution channels for its content. Diversity of broadcast platforms is at the core of the ASE business model which ensures that its content is never de-platformed by the whims of anyone. ASE will not go down!! The current platforms include ASE's own Roku channel, Apple TV channel and Amazon Fire TV channel.

The company also directly creates its own content. The company develops its shows through a series of stages which involves producing a limited series of shows for proof of concept and then expansion of the specific programming. Lavish production costs are not part of the ASE culture. All company programming will be produced by efficient creative teams who can produce quality content yet not break the bank.

End Result

Once again, the company is designed to produce a high quantity of great programs designed to make the lives of our viewers better. American Stories will ensure its future by building a movement of dedicated viewers who are looking for uplifting content.

Traditional Entertainment Media--The Problem

Both the top executives and talent found in the twin entertainment epicenters of New York and Los Angeles have been busy alienating a significant portion of the U.S. population. This market, found in the broad expanse between the two elite population centers, makes up over 150 million people who are considered to be more conservative. The results of an avalanche of cultural attacks that revolve around politics, religion and the 2nd amendment has led to the massive decline in viewership of a broad array of content.

Presently, because of this mass disenchantment with the coastal media centers, there is a gigantic undelivered desire waiting to be quenched. It is this opening that ASE intends to rapidly meet and satisfy.

The Plan--Meeting the Demand

American Stories Entertainment targets the viewers who considers themselves left behind by traditional entertainment providers. This includes people in small town America and the general population found between the east and west coasts of the USA.

American Stories Entertainment's plan revolves around creating original content using a phased approach to be able to adjust and modify programming that best serves ASE's unique audience. ASE starts with the production of four to 10 12 to 40 minute episodes (segments). This allows the content to be shown on YouTube, Roku or on traditional TV.

Advertisers are briefed on the nature of the programming and sometimes shown past programming to provide insight into the ASE process. Advertisers can purchase ad time or preferably product placement slots for such shows. ASE, because it controls various distribution assets on Roku, Apple, Amazon and its own direct channel, www.Americanstories.tv, can make future content decisions based on direct viewer and advertiser input.

If a show is successful, both from the consumer perspective and advertiser response, ASE will extend the respective series for additional shows with additional seasons of the show. As the additional seasons or even episodes are added to the series, the content can be tweaked and modified to better serve ASE's audiences (consumers and advertisers). Consumer opinion is weighted much higher as concerns content decisions.

You Make the Stories

A breakthrough viral growth tool will be deployed that brings the audience directly into the production of content. Using mass online market research platforms, ASE will ask its viewers to participate in the creation of content. By asking viewers to answer a series of questions they can provide story ideas to ASE and help in the selection of scripts and even potential talent for future shows. This tool will result in an ever growing database of "You Make The Stories" participants. A movement of millions of fans will be built through this process who have direct "buy in" for each project through participation in the ongoing research process.

The Duck Dynasty Effect

The massively successful show, Duck Dynasty, made most of their money through product placement within the shows that eventually found its way into tens of thousands of stores. By 2013 Duck Dynasty was generating $500 million in sales. Through ASE's relationship with Kevin Harrington as host of a series of business related shows starting with Beyond The Close, the company can begin embedding products in each show with the intent to get mass marketing in the future.

Content Distribution

ASE's shows are intended for broadcast via multiple channels. Diversification is at the heart of the company's business model. The core principle is that no one executive decision to de- platform or otherwise shutdown ASE's programming can ever fully take down its content. Call it decentralized media distribution--a revolutionary step to protect ASE's free speech rights. Distribution will involve various web video platforms including YouTube, RecoilTV and Rumble. In addition, the company will also broadcast through streaming services such as Roku, Amazon Fire TV and Apple TV. Finally, ASE ultimately will seek to have a full channel on DirectTV.

Income Centers

There are two distinct publics that ASE targets for income: 1) viewers (content consumers); 2) advertisers who purchase broadcast ads and product placement within the shows. The following section shall discuss the value ladders of free and paid service as well as products for both viewers and Advertisers.

Advertisers will be happy to see that ASE doesn't just depend on one media platform to get in front of the right viewers. As described above, the company's strategy is decentralized media distribution which also expands the viewer reach for its shows. Advertisers will be able to purchase traditional ad space before, during and after the shows are broadcast. They would also have the option to have their various products placed within the shows in a relevant manner.

Finally, a third income center for the company is the development of its own branded products (in partnership with various manufacturers) which are placed in the show and then subsequently sold in third party stores and its own product site. This also includes digital products such as NFTs involving the cast members of each show.

Viewers will have access to a series of "movement" products (T-shirts, hats, jackets, clothing) and digital memorabilia. The digital memorabilia include celebrity based collectibles and user generated content in the form of their own memorabilia created by them. ASE plans on building a giant base of devotees that fully believe in the mission of the company. It is to this group that ASE wants to sell movement products to build brand loyalty and also physically promote the brand.

The Marketing And Sales Sequence

ASE's marketing and sales sequence is designed to involve the viewer first and the advertiser second. Not because the advertiser is secondary but because it is important to let them know the position of the viewer and the number of eyeballs that could be on their offering. This is the sequence:

- Viral "You Make the Story" participation (free)
- Movement memorabilia (physical and digital–NFTS)
- ASE show products
- Advertiser product placement (in shows)
- Broadcast network or cable channel show production agreements

----

The Team

Founder: Robert Cefail has been an innovator in the telecommunications, internet marketing and celebrity endorsement industries. Robert started companies in each sector that have generated tens of millions of dollars in revenue. He currently is the CEO of CShopTV, a celebrity endorsement firm connected with thousands of celebrities

Founder: Tony McKnight is a highly successful entrepreneur who has started up numerous successful companies including Big Daddy Unlimited. His latest company is now a dominant player in the gun, hunting and survival industries selling over 300,000 separate offerings on his online platform Bigdaddyunlimited.com. Tony is a specialist in the art of mass marketing, promotion and scaling companies.

Senior VP Entertainment Production: Stephen Eckelberry, with over 35 years of experience in virtually every aspect of traditional Hollywood filmmaking, brings a cinematic approach to web-based reality TV. Stephen has been involved in the production of 34 feature films and television series. He branched out to directing and producing including creating several award-winning feature films, working with a varied list of talent from Scarlett Johansson, Eva Mendes, Christopher Lambert, Burt Reynolds and Raquel Welch. He recently co-produced the U.S. version of the Chinese epic movie, Air Strike, starring

Bruce Willis and Adrian Brody and distributed by Lionsgate Films.

Strategic Partner: Kevin Harrington, an original star on the hit TV show Shark Tank and inventor of the infomercial, not only hosts one of the programs on ASE but also is a strategic partner when it is time to bring products on various shows into massive retail outlets.

American Stories Entertainment believes in full transparency and that includes the belief that few new companies can accurately predict their economic results later than 18 months. In addition, ASE will start its projection period after the completion of 90 days of this crowdfunding as it will just begin deploying funds to carry out the first steps of this business model. ASE will provide its company goals on a quarterly basis starting with the completion of Q2-- July 1st, 2021.

ASE Results	Q2 22	Q3 22	Q4 22	Q1 23	Q2 24	Q3 24
Product--Misc*	.05 M	.07 M	.1 M	.13 M	.17 M	.2 M
Ad sales	.1 M	.2 M	.25 M	.30 M	.35 M	.4 M
Prod--Show**	.15 M	.2 M	.25 M	.30 M	.40 M	.5 M
Gross Sales	**.3 M**	**,47 M**	**.6 M**	**.73 M**	**.92 M**	**1.1 M**
Prod Exp	.15 M	.2 M	.25M	.3 M	.35 M	.4 M
Salary	.02 M	.03 M	.04 M	.05 M	.06 M	.07 M
Oper Exp	.02 M	.03 M	.04 M	.05 M	.06 M	.07 M
Pre-Tax Profit	**.11 M**	**.21 M**	**.27 M**	**.33 M**	**.45 M**	**.56 M**

*This represents show and memorabilia products such has hats, T-shirts, jackets, NFTs
**Product placement sales within shows.
ASE didn't project additional revenues that could be earned through cable or network distribution agreements involving its shows.

Risk factors

One should understand the risks inherent in the early stage of a startup company doing business in the new media and entertainment industries. These risks include:

- There is a significant number of competitors in the entertainment and new media industries.
- Governmental organizations adopting regulatory rules and laws that hamper or even curtail the operations of the company.
- The company may have insufficient capitalization of the company so as to restrict growth or impede it altogether.
- The company has little or no operating history.
- There is a possibility that part or all of the distribution channels that the company intends to use will restrict the content.

(e) The current number of employees of the issuer;

See page 1

(f) A discussion of the material factors that make an investment in the issuer speculative or risky;

Risk Factors

Investments in small businesses and start-up companies are often risky.

The Company's management may be inexperienced and investors will not be able to evaluate the Company's operating history. Small businesses may also depend heavily upon a single customer, supplier, or employee whose departure would seriously damage the company's profitability. The demand for the company's product may be seasonal or be impacted by the overall economy, or the company could face other risks that are specific to its industry or type of business. The Company may also have a hard time competing against larger companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets. Furthermore, a small business could face risks from lawsuits, governmental regulations, and other potential impediments to growth.

Trend information

The Company is an early-stage development company. The trends projected for the Company for production, sales and inventory have not been established.

The state of the order book, costs, and selling prices for the products and services sold since the latest financial year for the Company are up to date and accurate with the financial information contained within this Proposed Private Placement Memorandum.

The Company may need additional capital, which may not be available.

The Company may require funds in excess of its existing cash resources to fund operating deficits, develop new products or services, establish and expand its marketing capabilities, and finance general and administrative activities.
Due to market conditions at the time the Company may need additional funding, or due to its financial condition at that time, it is possible that the Company will be unable to obtain additional funding as and when it needs it. If the Company is unable to obtain additional funding, it may not be able to repay debts when they are due and payable. If the Company is able to obtain capital, it may be on unfavorable terms or terms which excessively dilute then-existing equity holders. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing and expansion efforts and, if it continues to experience losses, potentially cease operations.

The offering price of the securities offered on the Site has been arbitrarily determined and may not be indicative of its actual value or future market prices.

Offering Price Was Determined by The Company

The offering price was not established in a competitive market but was determined by the Company. The offering price bears no relationship to the Company's assets, book value, historical results of operations or any other established criterion of value. The offering price should not be considered as an indication of the Company's actual value or the value of the securities.

The Company's management may have broad discretion in how the Company use the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company may not be able to manage its potential growth.

For the Company to succeed, it needs to experience significant expansion. There can be no assurance that it will achieve this expansion. This expansion, if accomplished, may place a significant strain on the Company's management, operational and financial resources. To manage any material growth, the Company will be required to implement operational and financial systems, procedures and controls. It also will be required to expand its finance, administrative and operations staff. There can be no assurance that the Company's current and planned personnel, systems, procedures and controls will be adequate to support its future operations at any increased level. The Company's failure to manage growth effectively could have a material adverse effect on its business, results of operations and financial condition.

The Company faces significant competition.

The Company faces competition from other companies, some of which might have received more funding than the Company has. One or more of the Company's competitors could offer programming similar to those offered by the Company at significantly lower prices, which would cause downward pressure on the prices the Company would be able to charge for its services. If the Company is not able to charge the prices it anticipates charging for its services, there may be a material adverse effect on the Company's results of operations and financial condition. In addition, while the Company believes it is well-positioned to be the market leader in its industry, the emergence of one of its existing or future competitors as a market leader may limit the Company's ability to achieve national brand recognition, which could also have a material adverse effect on the Company's results of operations and financial condition.

The Company's growth relies on market acceptance.

While the Company believes that there will be significant customer demand for its entertainment content, there is no assurance that there will be broad market acceptance of the Company's offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer entertainment content which are preferred by prospective customers. In such event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

The Company's assumptions concerning future operations may not be realized.

Any operating and financial information contained in the projected financial data have been prepared by management of the Company based upon its goals and objectives for the future performance and various assumptions concerning future phenomena. In addition, the Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control. While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The Company does not currently have any contractual agreements that can provide assurances with respect to projected revenues. The selection of assumptions underlying the projected information required the exercise of judgment by, and represent the opinions and beliefs of, the Company's management. Others may have different opinions and beliefs. In addition, the projections and underlying assumptions have not been compiled, reviewed or examined by any independent public accountants and were not prepared with a view to public disclosure or compliance with published guidelines of the Securities and Exchange Commission or with the guidelines established by the American Institute of Certified Public Accountants regarding projections. Such a review could result in changes to the assumptions underlying the projected financial data. Moreover, the Company's projections are subject to uncertainty due to the effects that economic, legislative, political or other changes may have on future events. Changes in the facts or circumstances underlying such assumptions could materially and adversely affect the projections. To the extent assumed events do not materialize, actual results may vary substantially from the projected results. As a result, no assurance can be given that the Company will achieve the operating or financial results set forth in its financial projections and, accordingly, investors are cautioned about placing undue reliance thereon.

Because the entertainment business is highly speculative, the Company may never achieve profitability.

The entertainment industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any show or film since the revenues derived from the production and distribution of shows or films is primarily dependent on its acceptance by the public, which cannot be predicted. The commercial success of a show or film also depends on the quality and acceptance of competing shows or films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. No assurance can be given that the shows or films will appeal to the public or that other shows or films may not be more appealing and therefore reduce the demand to view the shows or films. Accordingly, there is a substantial risk that the Film will not be commercially successful, in which case the Company may be unable to recoup costs associated with the production of the shows or films or realize revenues or profits from the sale of the shows or films.

The Shows or Films may not succeed if it receives unfavorable reviews.

The financial success of shows or films, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the

reaction of these reviewers and critics will be to the shows or films. To the extent that the shows or films receive unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

The Company may abandon prematurely certain show or film development, production or distribution.

Any of the shows or films in development, production or distribution may be abandoned by the Company at any stage if further expenditures do not appear commercially feasible. This would result in a loss of some or all of the funds previously expended on the development, production and/or distribution of the shows or films, as the case may be, including funds expended in connection with the development of the screenplay and production of the shows or films. Abandonment of the shows or films at any stage would have a material adverse impact on the Company.

The Shows or Films produced by Company may infringe the intellectual property rights of others and resulting claims against the Company could be costly and require the Company to enter into disadvantageous license or royalty agreements.

Although the Company expects the shows or films to be original works, third parties may claim that the shows or films infringe their intellectual property rights. Any claims relating to the infringement of third-party proprietary rights, even if not successful or meritorious, could be time-consuming, result in costly litigation, divert resources and management's attention, cause production delays or require the Company to enter into royalty or license agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of infringement against the Company and the Company's failure or inability to license the infringed rights, the Company's business, operating results and financial condition would be materially and adversely affected. Even if a claim of infringement against the Company is unsuccessful, legal fees incurred in defending the infringement claim likely would cause material harm to the Company and the Company's financial condition and reduce the amount of net proceeds and cash available for distribution to investors.

CAPITAL LOSS

The prospective returns from an equity investment in unlisted companies are necessarily accompanied by a high risk of a total or partial loss of the sums invested.

This loss could be linked to the bankruptcy of the company in case of failure of its project or a lack of future financing. However, even if the company does not fail, a partial loss can result from lower-than-expected results in the future.

Investments in company bonds also feature a risk of loss of invested capital in case of a lack of liquidity at maturity or bankruptcy of the company.

The Company may not pay dividends for the foreseeable future.

Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

DILUTION

Any investment realized through the platform could be subject to dilution. In other words, if the company raises additional funds at a later date through the issue of new shares subscribed to by new Investors, the percentage stake in the issuing company held by Investors who do not subscribe to this capital increase will fall.

Because the Company's founders, directors and executive officers may be among the Company's largest stockholders, they can exert significant control over the Company's business and affairs and have actual or potential interests that may depart from those of subscribers in the offering.

The Company's founders, directors and executive officers own or control a significant percentage of the Company. Additionally, the holdings of the Company's directors and executive officers may increase in the future upon vesting or other maturation of exercise rights under any of the options or warrants they may hold or in the future be granted or if they otherwise acquire additional interest in the Company. The interests of such persons may differ from the interests of the Company's other stockholders, including purchasers of securities in the offering. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring stockholder approval,

irrespective of how the Company's other stockholders, including purchasers in the offering, may vote, including the following actions:

· to elect or defeat the election of the Company's directors;
· to amend or prevent amendment of the Company's Certificate of Incorporation or By-laws;
· to effect or prevent a merger, sale of assets or other corporate transaction; and
· to control the outcome of any other matter submitted to the Company's stockholders for vote.

Such persons' ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could reduce the Company's stock price or prevent the Company's stockholders from realizing a premium over the Company's stock price.

Legal Proceedings

The Company is not involved in any legal or regulatory proceedings. From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. The Company currently is not aware of any such legal proceedings that we believe will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

Content Development Costs

Content development costs are expensed as incurred. Such costs are incurred in the development of new shows or significant improvements to existing shows. The company cannot estimate these costs at this time and makes no representation of such costs.

No Public Trading Market for The Securities

There is no public trading market for the securities, and none may develop. The securities sold in this offering are restricted and not freely transferable.

There has been no public or private market for the Company's securities, and there can be no assurance that any such market would develop in the foreseeable future. There is, therefore, no assurance that the securities can be resold at all, or near the offering price. You will be required to represent that it is acquiring such securities for investment and not with a view to distribution or resale, that it understands that the securities are not freely transferable and, in any event, that it must bear the economic risk of an investment in the securities for an indefinite period of time because the securities have not been registered under the Act or applicable state Blue Sky or securities laws. The securities cannot be resold unless they are subsequently registered or an exemption from registration is available.

There is no active trading market for the securities being offered and no market may develop in the foreseeable future for any of such securities. Further, there can be no assurance that the Company will ever consummate a public offering of any of the Company's securities. Accordingly, investors must bear the economic risk of an investment in the securities for an indefinite period of time. Even if an active market develops for such securities, Rule 144 promulgated under the Securities Act ("Rule 144"), which provides for an exemption from the registration requirements under the Securities Act under certain conditions, requires, among other conditions, for resales of securities acquired in a non-public offering without having to satisfy such registration requirements, a six-month holding period following acquisition of and payment in full for such securities assuming the issuer of such securities has filed periodic reports with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for a period of 90 days prior to the proposed sale. If the issuer of such securities has not made such filings, such securities will be subject to a one-year holding period before they can be resold under Rule 144. There can be no assurance that the Company will fulfill any reporting requirements in the future under the Exchange Act or disseminate to the public any current financial or other information concerning the Company, as is required by Rule 144 as part of the conditions of its availability.

Accordingly, you should be prepared to hold the securities acquired in such offerings indefinitely and cannot expect to be able to liquidate any or all of their investment even in case of an emergency. In addition, any proposed transfer must comply with restrictions on transfer imposed by the Company and by federal and state securities laws. The Company may permit the

transfer of such securities out of a subscriber's name only when his or her request for transfer is accompanied by an opinion of counsel reasonably satisfactory to the Company that neither the sale nor the proposed transfer results in a violation of the Securities Act or any applicable state securities or "blue sky" laws.

THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL EVER FILE A REGISTRATION STATEMENT TO REGISTER SUCH SECURITIES, THAT SUCH REGISTRATION STATEMENT WILL BECOME EFFECTIVE, OR THAT ONCE EFFECTIVE, SUCH EFFECTIVENESS WILL BE MAINTAINED.

We have used an arbitrary offering price. The offering price per unit was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the Company's operations. In determining the offering price, the Company considered such factors as the prospects, if any, of similar companies, the previous experience of management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer;

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock				
CLASS B Voting	2,000	2,000	Yes ☑ No ☐	Yes ☐ No ☐ Specify:
CLASS A Non-voting	14,000,000	10,913,336	Yes ☐ No ☑	Yes ☐ No ☐ Specify:

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered;

None

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

See item (c) above.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and

Risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

(6) A description of the restrictions on transfer of the securities, as set forth in § 227.501;

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms;

1. $234,751 in 270 Day Comercial Note to various investors. Upon the occurrence of a Qualified Equity Filing ("QEF"), the Commercial Note shall convert automatically, without any further action on the part of either the Company or the Investor, whereupon the Commercial Note shall be deemed canceled, into the number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price prior to the closing of the Qualified Equity Filing. A qualified equity filing includes a Regulation CF filing on a Form C, a Regulation A+ filing on Form 1-A, Form 10 or an S-1 filing under the Securities Act of 1933. The Conversion Price is currently set at $0.50 for each share.
2. $24,000 loan from a related party, Quadrant Sales and Marketing, with no interest rate or maturity date.

(q) A description of exempt offerings conducted within the past three years;

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
January 15, 2021	4(a)(6) Reg CF	Common Stock	<$730,000	Show production and general operations
April 6, 2022	506(b)	Convertible Notes	$234,751	Film Production and Promotion

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Within the past 12 months, Robert Cefail participated as the CEO for a Reg CF offering for a separate company, Digital Frontier Marketing, Inc. The Form C for this offering was filed on March 29, 2022 As of April 6, 2022 that offering has not accepted any investments.

Within the past 12 months American Stories Entertainment, Inc. concluded a Reg CF offering. The Form C for this offering was filed on January 15, 2021, and the offering ceased taking new investments on January 20, 2022. The final amount sold in that offering was $712,754.00.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations;

The company is a start-up and has a limited history of sales or expenses related to operations as of this time.

(t) Financial statements

American Stories Entertainment Inc.
Financial Statements
For the years ended 2020 and 2021





American Stories Entertainment Inc. Financial Statements

For the years ended 2020 and 2021

INDEX TO AUDITED FINANCIAL STATEMENTS



March 21, 2022

INDEPENDENT AUDITORS' REPORT

Board of Directors and Members of

American Stories Entertainment, Inc.

REPORT ON FINANCIAL STATEMENTS

I have audited the accompanying balance sheet of American Stories Entertainment Inc. as of December 31, 2020 and 2021 and the related statements of operations, changes in owner's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant



estimates made by management, as well as evaluating the overall financial statement presentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Stories Entertainment Inc. as of December 31, 2020 and 2021 and the results of operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad Abu Khamis

March 21, 2021

Amjad N I Abu Khamis

Licensed Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600
cpa@cfaudits.com



American Stories Entertainment Inc.

Balance Sheet Statement

As of 31 December 2020 & 2021

	2020	2021
ASSETS		
Current Assets		
Bank Balance	-	47,552.11
Total Current Assets	**-**	**47,552.11**
Fixed Assets		
Produced Films	**-**	875,918.54
Total Fixed Assets	**-**	**875,918.54**
TOTAL ASSETS	**-**	**923,470.65**
LIABILITIES AND EQUITY		
Liabilities		
Loans Payable	-	185,500.00
QSM – Loan	-	24,000.00
Total Liabilities	**-**	**209,500.00**
Equity		
Common Stock – Class A – Voting Shares	1,000.00	2,000.00
Common Stock, Class B – Non Voting Shares	-	674,810.61
Additional Paid-in Capital	-	-
Current Year Earnings	(1,000.00)	38,160.04
Retained Earnings	-	(1,000.00)
Total Equity	**-**	**713,970.65**
TOTAL LIABILITIES AND EQUITY	**-**	**923,470.65**



American Stories Entertainment Inc.

Income Statement

As of 31 December 2020 & 2021

	2020	2021
Revenues	**-**	**-**
Income	-	202,663.29
Sales Discounts	-	(1,178.40)
Total Revenues	**-**	**201,484.89**
Operating Expenses		
Outside Services	**-**	41,654.31
Travel Expense	**-**	14,229.23
Advertising Revenue Sharing	**-**	12,215.59
Contest Winner	**-**	15,250.00
Total Operating Expenses	**-**	**83,349.13**
Administrative and Selling Expenses		
Professional Fees	-	2,418.88
Dues & Subscriptions	-	14,219.46
Advertising and Promotion	-	55,535.93
Software Expenses	-	872.47
Postage & Delivery	-	2,462.74
Miscellaneous Expenses and Fees	-	1,475.40
Compensation Shares	1,000.00	1,000.00
Bank Service Charges	-	1,990.84
Total Administrative and Selling Expenses	**1,000.00**	**79,975.72**
Total Expenses	**(1,000.00)**	**(163,324.85)**
Net Income (Loss)	**(1,000.00)**	**38,160.04**



American Stories Entertainment Inc.

Statement of Changes in Equity

As of 31 December 2020 & 2021

	Class A Common Stock		Class B Common Stock		Additional Paid in Capital	Retained Earnings (Deficit)	Total
	Shares	Amount	Shares	Amount			
Balance - December 16, 2020	-	-	-	-	-	-	**-**
Capital Contributions	1,000	1,000	-	-	-	-	**1,000**
Net Income(Loss) - December 31, 2020	-	-	-	-	-	(1,000)	**(1,000)**
Balance - December 31, 2020	**1,000**	**$1,000**	**-**	**-**	**-**	**(1,000)**	**-**
Balance - January 31, 2020	1,000	1,000	-	-	-	(1,000)	**(1,000)**
Capital Contributions	1,000	1,000	1,105,981	674,810.61	-	-	**674,810.61**
Net Income(Loss) - December 31, 2019	-	-	-	-	-	38,160.04	**713,970.65**
Balance - December 31, 2019	**2,000**	**$2,000**	**1,105,981**	**$674,810.61**	**-**	**37,160.04**	**713,970.65**

The accompanying notes are an integral part of these financial statements



American Stories Entertainment Inc.

Statement of Cash Flow

For the years ended 2021

	2020	2021
Cash Flows from Operating Activities		
Net Income (Loss)	(1,000.00)	38,160.04
Net Cash Used In Operating Activities	-	**38,160.04**
Cash Flows from Investing Activities		
Produced Films	-	(875,918.54)
Net Cash Flows from Investing Activities	-	**(875,918.54)**
Cash Provided By Financing Activities		
Loans Payable	-	185,500.00
QSM - Loan	-	24,000.00
Common Shares	1,000.00	674,810.61
Net Cash Provided By Financing Activities	-	**884,310.61**
Net Change in Cash		**47,552.11**
Cash and Cash Equivalents - Beginning of Year	0.00	0.00
Cash and Cash Equivalents - End of Year	**0.00**	**47,552.11**

The accompanying notes are an integral part of these financial statements



American Stories Entertainment Inc.

Notes to the Financial Statements

Those notes are an integral part of these financial statements

As of 31 December 2021

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

American Stories Entertainment, Inc. was incorporated in Florida in December 2020. The company produces TV programming for its channels found on Roku, Amazon Fire TV and Apple TV. The company generates income through advertising, merchandise sales both physical and digital, and TV distribution rights. The company has already produced and/or distributed over 40 episodes of programming. The company plans to create and distribute over 100 episodes in 2022. ASE also plans to accelerate NFT sales, digital merchandise, in 2022.

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The Company has earned insignificant revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Going Concern

The company is a start-up and funding its operational expenses from the operating revenues, and financing activities. The company's management has taken serious steps, to maintain a positive working capital for the company, by adding new investors into the business, and conducting an offering through Regulation A financing under the Securities Act of 1933.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



Share-Based Compensation

ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized in the period of grant.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

NOTE 4 - PRODUCED FILMS

Based on FASB standard update (Subtopic 926-20) Entertainment—Films—Other Assets—Film Costs, the company has capitalized direct costs spent for the production of those movies.

The management decided to capitalize the films based on the total duration of the films as a standard for cost allocation and the percentage of completion of each films at the end of the year. Furthermore, management have identified the direct costs related to films production, and with respect to the conservatism principle, capitalized percentage of the costs that may have some transactions not directly related to the films production. The below schedules illustrate the costs allocated and the films costs that have been capitalized:

1- Direct costs incurred and capitalized:

Cost Center	Cost	Percentage Capitalization	Capitalized Amount
Outside Services	416,543.09	90%	374,888.78
Shoot & Event Exp	431,457.38	100%	431,457.38
Travel Expense	56,916.90	75%	42,687.68
Shoot Expenses Reimbursements	16,094.04	100%	16,094.04
Shoot Equipment	10,790.66	100%	10,790.66

2- Films produced and Capitalized.

Series Name	Completion Percentage	Allocation Amount
Surviving Mann	100%	39,624.18
Surviving Mann Aftermath	100%	165,893.66
Country Ball	71%	119,812.09
This Week In High School Football	100%	101,748.11
Friday Night Game Of The Week	50%	132,714.93
Get The Word Out	100%	23,225.11
Surviving Mann All Stars	30%	39,814.48
Beyond The Close	30%	53,085.97



NOTE 5 – IMPAIRMENT OF CAPITALIZED ASSETS

Based on FASB standard update (Subtopic 926-20) Entertainment—Films—Other Assets—Film Costs, the standard requires management to assess the value of the produced films on regular basis for impairment.

Management estimates the life of each produced films and shall amortize those assets based on the estimated lifetime. Furthermore, management will test those films for impairment at the end of each year following the production year.

As all produced films are done in 2021, there is no need for amortization and/or impairment for the current capitalized assets.

NOTE 6 - INCOME TAXES

Income taxes are provided based upon the liability method. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by accounting standards to allow recognition of such an asset.

NOTE 7 – STOCKHOLDERS' EQUITY

The Company is authorized to issue 10,000,000 shares of common stock, $1.00 par value. Voting rights are given to 2,000 shares holder only, and the other 9,998,000 share authorized has no voting rights.

As of December 31, 2021 there were 2,000 shares of common stock with voting rights issued and outstanding, and 1,353,681 of stocks with no voting rights issued and outstanding.

The Companies management has taken a serious steps and obtained $523,818.39 through crowdfunding, by selling the shares for 1$ and after deducting the related fees.

The next round of funding is targeted to raise $2,000,000 at $2 dollars a share. The use of funds shall be used in the production of additional programming, promotion of American Stories Entertainment programming and increased staffing.

NOTE 8 – PAYABLES

The QSM loan balance is $24,000, which is a short-term loan, obtained during September 2021, and shall be settled soon.

Loans payable balance is $187,500.00 which consists of Discounted Commercial Notes that will be transferred into common shares at $0.50 per share for different investors.

NOTE 9 – BANK BALANCE

The company is maintaining their cash at Synovus Bank, the Cash Balance at the bank is $47,552.11 as of December 31, 2021.



NOTE 10 – OPERATING REVENUES

The company's major operating income is from Advertising campaigns conducted to their clients, as of December 31, 2021, the advertising revenues total $200,267.00 has been earned.

NOTE 11 – OPERATING EXPENSES

The company's major operating expenses are consisting of outside contractors, Contest Winner, and related travel expenses which totaled $83,349.13during 2021.

NOTE 12 – NONE-OPERATING EXPENSES

The company has an aggressive advertising campaign which costs more the $55,000 during the 2021, that helps them properly marketing their brand name and obtain necessary financing to cover their operating expenses.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of § 227.202;

No

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

No other material information.

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).